U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

    Frank                             Daniel
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   (Last)                            (First)              (Middle)

    c/o Cerberus Partners, L.P., 450 Park Avenue - 28th Floor
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                                    (Street)

    New York                           NY                   10022
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

    12/12/01
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

    i-STAT Corporation (STAT)
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

       1
     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [ ]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                   3. Ownership Form:
                                        2. Amount of Securities       Direct (D) or
1. Title of Security                       Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                              (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

   Common Stock, par value $.15 per share   89,700                      D
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
Explanation of Responses:

1 The reporting person became a director of the Company on December 12, 2001. The reporting person individually holds the shares of common stock (the "Common Stock") of I-STAT Corporation (the "Company") set forth in Table I. The reporting person is an employee of Cerberus Partners, L.P., which, along with certain of its affiliates, owns certain securities of the Company, all of which are subject to the sole voting and investment authority of Stephen Feinberg ("SF"). SF, in his capacity as the holder of sole voting and investment authority of more than 10% of the Common Stock of the Company pursuant to Reg. 13d-3, separately files statements pursuant to Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended. The reporting person does not exercise any voting, investment or other authority with respect to the shares of the Common Stock separately reported by SF, SF does not exercise any voting, investment or other authority with respect to the shares of Common Stock held by the reporting person and each of the reporting person and SF at all times acts independent of one another with respect to their holdings of securities of the Company.




          /s/ Daniel Frank                                  December 20, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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